FORM 6

CERTIFICATE OF COMPLIANCE

TO: CANADIAN SECURITIES EXCHANGE ("CSE")

Peak Fintech Group Inc. (the "Listed Issuer") hereby certifies to CSE that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date: October 1, 2021

Signed:	/s/ Johnson Joseph
(Signature)

Johnson Joseph
(Print Name)

Chief Executive Officer and President
(Print Office)

FORM 6 - CERTIFICATE OF COMPLIANCE January 2015